EXHIBIT 12.2

ARCHSTONE-SMITH TRUST
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED SHARE DIVIDENDS

(Dollar amounts in thousands)

(Unaudited)

	Nine Months Ended
	September 30,		Twelve Months Ended December 31,
	2004(1)	2003(1)	2003(1)	2002(1)	2001(1)	2000(1)	1999(1)
Earnings from operations	$103,102	$99,010	$138,758	$121,545	$90,646	$105,220	$131,219
Add:
Interest expense	129,476	111,728	163,105	169,357	82,599	88,045	96,777

Earnings as adjusted	$232,578	$210,738	$301,863	$290,902	$173,245	$193,265	$227,996

Combined fixed charges and Preferred Share dividends:
Interest expense	$129,476	$111,728	$163,105	$169,357	$82,599	$88,045	$96,777
Capitalized interest	17,110	17,753	26,854	32,377	29,186	37,079	41,099

Total fixed charges	146,586	129,481	189,959	201,734	111,785	125,124	137,876

Preferred Share dividends	9,935	17,789	20,997	32,185	25,877	25,340	23,733

Combined fixed charges and Preferred Share dividends	$156,521	$147,270	$210,956	$233,919	$137,662	$150,464	$161,609

Ratio of earnings to combined fixed charges and Preferred Share dividends	1.5	1.4	1.4	1.2	1.3	1.3	1.4

(1)	Net earnings from discontinued operations have been reclassified for all periods presented.